July 1, 2025

Alex Shulga
Chief Financial Officer
Lithium Argentina AG
900 West Hastings Street , Suite 300
Vancouver, British Columbia
Canada V6C 1E5

       Re: Lithium Argentina AG
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-38350
Dear Alex Shulga:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   James Guttman